                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION


                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                  EXHIBIT LIST

     Exhibit        Description
     -------        -----------
       99.1         Financial Statements for the fiscal quarter ended March 31,
                    2005 prepared in accordance with Canadian GAAP

       99.2         Quarterly Report for the fiscal quarter ended March 31, 2005

       99.3         Certifications pursuant to Canadian law



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 10, 2005

                                    GERDAU AMERISTEEL CORPORATION


                                    By:    /s/ Robert E. Lewis
                                           -------------------------------------
                                    Name:  Robert E. Lewis
                                    Title: Vice-President, General Counsel and
                                           Corporate Secretary